UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of, July 2024

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Explanatory Note

Freight Technologies, Inc. (the “Company”) is furnishing this Amendment No.1 to the Form 6-K originally filed on July 10, 2024 (the “Form 6-K”) in order to clarify certain statements made with respect to the Company’s recent change of auditor. As previously disclosed in the Form 6-K, on June 20, 2024, the Company’s Audit Committee of the Board of Directors of the Company approved the proposed appointment of Marcum LLP (“Marcum”) as the Company’s independent registered public accounting firm.

The formal engagement of Marcum remains subject to Marcum’s completion of its standard client acceptance process and execution of an engagement letter. The company does not anticipate any reasons which would prevent such acceptance.

As disclosed in the Original Form 6-K during the Company’s fiscal years ended December 31, 2023 and 2022, and the subsequent interim period through the Engagement Date, neither the Company nor anyone acting on its behalf consulted with Marcum regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Marcum concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 or a “reportable event” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

This Amendment does not reflect events occurring after the filing of the Form 6-K, and does not update disclosures contained in the Form 6-K or modify or amend the Form 6-K except as specifically described in this Explanatory Note.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2024	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Financial Officer